Special Opportunities Fund, Inc. January 31, 2020

On April 1, 2019, Special Opportunities Fund, Inc. (the “Fund”) announced that the Board of Directors has approved a Managed Distribution Plan (MDP).  Under the MDP, the Fund will make monthly distributions to common stockholders at an annual rate of 7% (or 0.5833% per month) for 2020, based on the net asset value (NAV) of the Fund’s common shares as of December 31, 2019.  On January 31, 2020, the monthly distribution under the MDP of $0.094 per share will be made to stockholders of record on January 17, 2020.

As a general matter, the amount of distributable income for each fiscal year depends on the aggregate gains and losses realized by the Fund during the entire year. Distributions may consist of net investment income, capital gains and return of capital, but the character of these distributions cannot be determined until after the end of the Fund’s fiscal year.

The Fund estimates that this distribution will exceed its income and capital gains; therefore, a portion of this distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’.

Under the Investment Company Act of 1940 (the “1940 Act”), any distribution made by an investment company, including amounts from sources other than net income must be accompanied by a written statement disclosing the source or sources of such distribution.

The following table sets forth an estimate of the sources of the January 31, 2020 distribution and of distributions paid in the current fiscal year:

Distribution Estimates	January 2020		Fiscal Year-to-date (YTD)[1]
Source	Per Share Amount	Percent of Current Distribution	Per Share Amount	Percent of Fiscal Year Distributions
Net Investment Income	$0.000	0.00%	$0.000	0.00%
Net Realized Short-Term Capital Gains	$0.000	0.00%	$0.000	0.00%
Net Realized Long-Term Capital Gains	$0.000	0.00%	$0.000	0.00%
Return of Capital	$0.094	100.00%	$0.094	100.00%
Total Distribution	$0.094	100.00%	$0.094	100.00%

Information regarding the Fund’s performance and distribution rates is set forth below:

Average Annual Total Return for the 5-year period ended on December 31, 2019[2]	6.49%
Current Annualized Distribution Rate (current fiscal year)[3]	5.68%
Current Fiscal Year Cumulative Total Return[4]	23.72%
Cumulative Distribution Rate (current fiscal year)[5]	4.26%

__________

[1]	The Fund’s current fiscal year began on January 1, 2020.

[2]	Average annual Total Return is the percentage change in the Fund’s NAV over a year including distributions paid and assuming reinvestment of distributions.

3	The Current Annualized Distribution Rate is the Cumulative Distribution Rate as of December 31, 2019, annualized as a percentage of the Fund’s NAV at the same date.

www.specialopportunitiesfundinc.com

Special Opportunities Fund, Inc. January 31, 2020

[4]
Current Fiscal Year Cumulative Total Return is the percentage change in the Fund’s NAV from January 1, 2019 through December 31, 2019, including distributions paid and assuming reinvestment of those distributions.

[5]
Cumulative Distribution Rate for the Fund’s current fiscal period (January 1, 2019, through December 31, 2019) measured on the dollar value of distributions in the period as a percentage of the Fund’s NAV as of December 31, 2019.

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s MDP.

The amounts and sources of distributions reported above are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Fund’s investment experience during its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report the distribution for federal income tax purposes.

The conversion price for each share of the Fund’s convertible preferred stock will decrease by the amount of each distribution to common stockholders. The current conversion price, as well as other information about the Fund, will be available on the Fund’s website at www.specialopportunitiesfundinc.com.

www.specialopportunitiesfundinc.com